Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of November 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: November 29  2007

OTE GROUP REPORTS 2007 THIRD QUARTER RESULTS

UNDER IFRS

•

Group revenues up 9.7%, or up approx. 3% on a comparable basis

•

Greek fixed-line revenues resilient despite sharp increase in LLU

•

Excluding non-recurring €50mn VRP reversal in Q3'06, comparables in line: pro-forma Group OIBDA down slightly on Germanos consolidation; Group OIBDA margin at 37.7%, highest quarterly level in 2007

o

Fixed-line: margin in Greece and Romania in line with Business Plan guidance;

o

Mobile:  strong margin improvement across all international operations

•

Launch of voluntary cash public offer for Cosmote minority shareholders

ATHENS, Greece – November 29, 2007 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced unaudited consolidated results (prepared under IFRS) for the quarter and nine months ended September 30, 2007:

(€ mn except per share data)	Q3’07	Q3’06	% Change	9M’07	9M’06	% Change
Revenues	1,627.7	1,483.9	9.7%	4,687.6	4,302.5	9.0%
Operating Income	319.2	403.5	-20.9%	832.3	869.3	-4.3%
Pre-tax Income	260.1	378.1	-31.2%	758.7	812.0	-6.6%
Net Income	155.5	223.6	-30.5%	433.0	445.5	-2.8%
Basic EPS (€)	0.3173	0.4562	-30.5%	0.8834	0.9090	-2.8%
OIBDA*	613.2	678.1	-9.6%	1,697.1	1,708.2	-0.6%
Pro forma** OIBDA as % of Operating Revenues	613.2 37.7%	628.3 42.3%	-2.4% -4.6pp	1,719.2 36.7%	1,658.4 38.5%	3.7% -1.8pp
Cash flow from operations	343.9	423.5	-18.8%	1,016.6	1,212.3	-16.1%
CAPEX as % of Revenues	14.2%	12.5%	1.7pp	14.9%	13.6%	1.3pp

* Operating income before depreciation and amortization

** Excluding impact of OTE SA Voluntary Retirement Program (€49.8mn reversal in Q3'06)

Commenting on the quarter, Panagis Vourloumis, Chairman and CEO, noted:

"In recent months, we have made considerable progress toward our goal of building a coordinated Group better equipped to succeed in the converging telecommunications markets in which we operate. This led to our offer to take over 100% of our mobile operations, but is also reflected in the programmed integration of OTEnet within Greek fixed-line and the spin-off of OTE Globe.  Our plans to divest non-core activities are also on track.  In the quarter, we achieved solid operating performances, characterized by continued strong growth in mobile and satisfactory resilience in fixed-line, and obtained good results from our cost-cutting exercises.  All this strengthens our confidence that our strategy is the right one and that we are achieving our business plan targets in this rapidly evolving competitive environment."

OTE SA - 99 Kifisias Ave, 15124 Maroussi, Athens  Greece

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues for the three months ended September 30, 2007 increased by 9.7% compared to the third quarter of 2006. This quarter continues to reflect the net positive impact of the Germanos acquisition and ArmenTel’s deconsolidation in Q4’06. Management estimates that comparable revenues were up by approximately 3% in Q3’07, as a result of strong performance in the mobile operations and the ongoing ADSL growth.

Total Operating Expenses

Total Operating Expenses excluding depreciation & amortization, adjusted for the VRP reversal, increased by 18.7% in Q3’07 to €1,014.5mn, driven by higher cost of telecommunication equipment, largely reflecting sales of handsets & accessories through the Germanos network.

- Payroll and Employee Benefits

In Q3’07, Payroll and Employee Benefits totaled €301.8mn, up 8.6% compared to Q3’06, which already included the benefits of the OTE-fixed line Voluntary Retirement Plan.

- Other Operating Expenses

Other Operating Expenses were up 6.4% to €309.8mn, mainly reflecting higher repairs & maintenance costs, bad debt provisions and commissions.

Operating Income before Depreciation and Amortization

Operating Income before Depreciation and Amortization (OIBDA) adjusted for the impact of the Voluntary Retirement Plan was down 2.4% to €613.2mn in Q3’07, as compared to €628.3mn in Q3’06. The OIBDA margin stood at 37.7%, as compared to 42.3% in the respective quarter last year, mainly reflecting the consolidation of Germanos, whose 2.9% margin in the quarter is lower than the Group average, and the disposal of ArmenTel.

Net Income

OTE Group reported Net Income of €155.5mn, as compared to €223.6mn in Q3’06, when net income had benefited from the €49.8mn reversal of Voluntary Retirement charges.  In addition, FX losses of €22mn, related to changes in value of the Romanian currency, were recorded in Q3’07, while higher interest costs related to the Germanos acquisition and higher depreciation charges resulting from significant capital expenditure of the international businesses also impacted Net Income.

Cash Flow

Cash provided by operating activities amounted to €343.9mn for the three months ended September 30, 2007. The 18.8% drop in cash flow from operations mainly reflects an increase in income taxes paid in Q3’07 at the Greek fixed-line and the mobile operations. In addition, OTE incurred an outflow of approximately €78mn related to Greek fixed-line redundancy payments, while, under Cash Flows from Investing Activities, OTE posted an outflow of €23.8mn, related to the loan granted to the auxiliary pension fund.

Capital Expenditure

Capital expenditure in the third quarter totaled €230.8mn, up 24.2% from Q3’06, mainly due to Greek fixed-line investments as well as investments in mobile telephony. Management estimates that full-year 2007 Group capital expenditure might not reach the level announced at the time of the three-year business plan presentation.

Debt

As of 30 September 2007, total OTE Group gross debt amounted to €4,042.8mn, a decrease of 11.9% compared to 2006 year end. Net debt totaled €2,470.4mn, down 3% from 2006 year end. OTE Group debt outstanding breaks down as follows:

(€ mn)	Sep 30, 2007	Dec 31, 2006	% Change
Short-Term:
-Bank loans	6.7	25.2	-73.4%
Medium & Long-term:
-Bonds	3,358.6	3,844.3	-12.6%
-Bank loans	677.5	721.0	-6.0%
Total Indebtedness	4,042.8	4,590.5	-11.9%
Cash and Cash equivalents	1,572.4	2,042.5	-23.0%
Net Debt	2,470.4	2,548.0	-3.0%

1.

OTE FIXED-LINE

TRAFFIC STATISTICS

(Minutes, million)	Q3’07	Q3’06	% Change
Local	2,357.9	2,530.1	-6.8%
National Long – Distance	444.6	454.6	-2.2%
International Long – Distance	70.0	76.0	-7.9%
Fixed-to-Mobile	482.0	472.9	1.9%
Special Calls	46.3	49.8	-7.0%
Total Voice traffic	3,400.8	3,583.4	-5.1%
Subscription Dial-up Internet	957.0	1,777.3	-46.2%

(€ mn)	Q3’07	Q3’06	% Change	9M’07	9M’06	% Change
Revenues	668.1	679.5	-1.7%	1,986.5	2,056.8	-3.4%
- Basic Monthly Rentals	170.9	174.3	-2.0%	511.0	518.6	-1.5%
- Fixed-to-fixed calls	114.6	118.7	-3.5%	370.3	386.7	-4.2%
- Fixed-to-mobile calls	66.5	77.7	-14.4%	199.8	239.7	-16.6%
- International	55.2	51.2	7.8%	147.4	142.9	3.1%
- Other	260.9	257.6	1.3%	758.0	768.9	-1.4%
Operating Income	98.5	157.8	-37.6%	245.6	275.4	-10.8%
Operating income before depreciation and amortization	222.5	288.2	-22.8%	626.1	671.6	-6.8%
as % of Operating revenues	33.3%	42.4%	-9.1pp	31.5%	32.7%	-1.2pp
Voluntary Retirement costs/(reversals)	0.0	(49.8)		22.1	(49.8)
Pro Forma Operating income before depreciation and amortization	222.5	238.4	-6.7%	648.2	621.8	4.2%
as % of Operating revenues	33.3%	35.1%	-1.8pp	32.6%	30.2%	2.4pp
Depreciation & Amortization	124.0	130.4	-4.9%	380.5	396.3	-4.0%

In Q3’07, total fixed-line revenues amounted to €668.1mn.  The rate of revenue erosion in the quarter (-1.7%) was significantly slower than in the first two quarters of 2007, and virtually the entire decline in revenues is attributable to the deconsolidation of OTE Globe. Despite the decrease in leased lines revenues and prepaid cards, Other Revenues rose by 1.3%, mainly due to strong revenues from ADSL, interconnection and services.

PSTN line loss continued in Q3’07, having a negative effect on monthly rentals. The 3.4% drop in PSTN lines primarily reflects the impact of LLU, as well as a pick up in fixed-to-mobile substitution stimulated by aggressive competitive offers. During the period, the number of ISDN lines (64K) fell by 0.8%. As of the end of September 2007, the number of PSTN lines exceeded 4.6 million, while ISDN lines stood at nearly 1.4 million. The total number of lines dropped by 2.8% reaching 6 million, or by approximately 78,000 lines compared to Q2’07.

The number of OTE ADSL customers continued to increase at a rapid pace, exceeding 756,000 at the end of September, a jump of approximately 82,000 compared to the end of Q2’07. Retail customers account for over two-thirds of the total. As of September 30, the total Greek ADSL market reached nearly 947,000 customers, compared to 787,000 at the end of June 2007. OTE management estimates that the market should comfortably exceed 1.1 million ADSL subscribers by the end of 2007, with OTE ADSL customers exceeding 800,000. The pressure on OTE’s retail broadband market share continued in Q3’07, reflecting the heightened competitive environment and strong growth in LLU activity. With LLU driving the growth of the market, management now expects the number of unbundled lines to exceed 300,000 by 2007 year end, ahead of earlier projections.

To meet this intensifying competition, OTE continues to promote new offerings in telephony and broadband. Along with Conn-x Talk, in July OTE launched Conn-x Talk 24/7 that was well accepted by the market. The total number of Conn-x Talk flat-rate subscribers is continuously increasing, already exceeding 100,000 or 28% of the eligible customer base. As announced in August, OTE also launched a number of competitive offerings, but due to regulatory delays these did not produce the anticipated positive impact expected for Q3’07.

In Q3’07, total operating expenses amounted to €569.6mn, roughly unchanged from the prior year level excluding the €49.8mn reversal of Voluntary Retirement Plan in Q3’06. Payroll and employee benefits were higher by 5.4% to €172.4mn, as the positive impact of the Voluntary Retirement Program was already reflected in Q3’06 results. In addition, of the 500 additional employees eligible for Voluntary Retirement in 2007, only slightly more than half had effectively left the Company by the end of the quarter.

In the quarter, other operating expenses stood at €119.5mn, roughly unchanged compared to Q3’06, as the Company pursues its efforts to attack its cost base.

In Q3’07, Operating Income before Depreciation and Amortization (OIBDA) totaled €222.5mn, down 6.7% compared to pro forma OIBDA in Q3’06 (excluding the €49.8mn Voluntary Retirement Plan reversal). The OIBDA margin declined by 1.8 percentage points to 33.3%.

2. COSMOTE

(€ mn)	Cosmote Greece	AMC	GloBul	CosmoFon	Cosmote Romania	Germanos Group	Consolidated
							Q3’07	Q3’06	% Change
Revenues	468.6	48.5	109.9	17.2	41.5	260.7	825.0	593.5	39.0%
Operating income before depreciation and amortization	205.1	31.0	44.5	6.1	-8.8	7.6	281.8	248.6	13.4%
as % of Operating revenues	43.8%	64.0%	40.5%	35.5%	n/a	2.9%	34.2%	41.9%	-7.7pp

In Q3’07, Cosmote continued driving customer additions and volume expansion across all geographical markets, which resulted in sharp revenue growth. Excluding the contribution of Germanos, international operations accounted for approximately 32% of this quarter’s revenues before eliminations. The high proportion of revenues coming from international operations reflects the successful expansion of Cosmote in Southeastern Europe, which should enable the company to reach its 15 million subscriber target way ahead of its initial 2009 plan.

In Greece, Cosmote revenues totaled €468.6mn in Q3’07, up 7.6% compared to Q3’06. OIBDA margin decreased by 2.4pp in the quarter due to lower interconnection rates, as well as certain one-off costs related to increased social charges, management reorganization and roaming re-assessment. Excluding these costs, OIBDA margin in Greece would have been over 45%.

Blended AMOU rose 15.8% to 169 minutes in the nine months ended September 2007. Blended ARPU for the same period dropped to €27.9, due to cuts in termination rates and price offerings in the pre-paid segment. Cosmote reported 255,733 net additions, an increase of 18.2%, strengthening the company’s leading position in the Greek mobile market with nearly 6 million customers.

In Albania, AMC reported strong revenue and OIBDA growth. Revenues in Q3’07 rose 18.6% to €48.5mn and OIBDA stood at €31mn, leading to a margin of 64% for the quarter. For the nine months, blended AMOU was 60 minutes and blended ARPU €14. Net additions for the quarter reached 44,508 customers and AMC’s customer base exceeded 1.1 million at the end of September.

In Bulgaria, GloBul maintained its strong revenue growth in the quarter, achieving an OIBDA margin improvement of 380 bps compared to Q3’06. Revenues increased by 18.4% to €109.9mn, mainly reflecting the growth of post-paid customer traffic, while OIBDA margin stood at 40.5% in the quarter, thanks to cost-cutting. Blended AMOU rose by 31.4% to 92 minutes, while blended ARPU stood at €10. The company achieved 84,078 net additions, mainly focused on expanding the post-paid customer number and reached a total customer base of approximately 3.7 million.

In FYROM, CosmoFon delivered an 8.9% revenue increase in Q3’07 to €17.2mn. OIBDA rose to €6.1mn with a margin of 35.5%, a 600 bps increase compared to Q3’06, due to containment of network expenses and payroll. Blended AMOU for the nine months was 85 minutes, 54.5% higher than the same period last year, while blended ARPU stood at €11. CosmoFon captured 25,076 net additions in the quarter, reaching a total of 540,861 customers at the end of September.

In Romania, Cosmote Romania continued its strong subscriber take-up and the customer base exceeded 2.8 million -or an estimated 13% market share- with approximately 602,000 net additions during Q3’07. Almost 80% of the new customers were pre-paid, but Cosmote Romania increased its post-paid customer segment from the beginning of the year. Blended ARPU stood at €6, while revenues reached €41.5mn in Q3’07, continuing their rapid growth quarter after quarter.

Germanos played a significant role in the expansion of Cosmote’s subscriber base, leading effectively to strong revenue growth. The number of net additions through Germanos has more than doubled, from c. 240,000 in Q3’06 to c. 540,000 in Q3’07. Compared to a year ago, Q3’07 net post-paid customers through Germanos in Greece have increased by 53%, in Romania by 573%, in Bulgaria by 67% and in FYROM by 36%.Germanos Group (On a stand-alone basis) reported €260.7mn revenues and €7.6mn EBITDA, resulting in a margin of 2.9% for the quarter. The number of Germanos branded stores increased in the nine month period from 610 to 705, targeting 765 by the end of the year and a total of 1,100 shops within the Germanos network.

Cosmote delivered strong customer growth and profitability improvement across all geographical markets. Consolidated revenues for Q3’07 stood at €825mn, a 39.0% increase over Q3’06, largely reflecting the consolidation of Germanos since Q4’06. Excluding Germanos, Q3’07 revenues would have increased by approximately 14%. OIBDA as a percentage of operating revenues declined from 41.9% in Q3’06 to 34.2% in Q3’07, largely due to the integration of Germanos.

Additional details are available in Cosmote’s Q3’07 press release issued on November 9, 2007.

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures (unaudited) for the third quarter of 2007, under IFRS, are stated below:

(€ mn)	Q3'07	Q3'06	% Change	9M'07	9M'06	% Change
Operating Revenues	209.6	225.0	-6.8%	649.0	665.0	-2.4%
OIBDA	77.1	93.1	-17.2%	241.6	259.8	-7.0%
OIBDA Margin	36.8%	41.4%	-4.6pp	37.2%	39.1%	-1.9pp
Operating Income	7.4	34.1	-78.3%	33.1	66.6	-50.3%
Net Income/(Loss)	(1.7)	27.0		19.5	41.6	-53.1%
Increase/(Decrease) in Gross PP&E	35.7	42.4	-15.8%	150.9	101.7	48.4%

Fixed Telephony, Lines				3,024,086	3,637,146	-16.9%

				Sep 30, 2007	Dec 31, 2006
Cash and cash equivalents				151.2	155.6	-2.8%
Short term borrowings				-	-
Long term borrowings				(87.3)	(105.1)	-16.9%
Net Cash Position				63.9	50.5	26.4%

RomTelecom’s operating revenues in Q3'07 were down nearly 7% from the same period in 2006. The decline in traditional telephony services (drop in number of subscriber lines and retail traffic, as well as wholesale and payphone revenues), together with the lower tariffs implemented in Q2 2007 for both voice and ADSL products, was partly offset by the rapidly growing customer base for emerging services: Broadband, Business Data and TV services.

The combination of mobile substitution and higher competition from fixed-line alternative carriers affected the number of lines, which decreased by 16.9% since the end of September 2006. Usage is reduced as well, particularly local traffic, which was 17% lower in Q3'07 compared to Q3'06. However, the introduction of new attractive packages in late May seems to have resulted in a significant reduction of churn, a higher rate of new additions month after month, and a recovery in usage per line. Specifically, PSTN gross additions in Q3'07 increased by 25% compared to the same period last year.

Interconnection revenues declined by 6% in Q3'07 despite the 16% increase in wholesale traffic, due to the intense competition from alternative and mobile operators using RomTelecom’s network. On the other hand, significantly reduced rates were applied for the termination of traffic on RomTelecom’s network as mandated by the Regulator. Revenues from International traffic terminated to RomTelecom were also lower due to reduced traffic and termination rates.

Data services (ADSL, VPN, other broadband services), a rapidly emerging revenue generator, recorded significant growth (+178%) in Q3'07 compared to the same period last year, in line with the Company’s objective to increase its share of the non-voice services market. The total number of billed ADSL customers at the end of Q3'07 was approximately 242,000, representing an increase of about 189,000 from the year earlier level.

Success of Dolce, the DTH TV service launched in late November 2006, continued during the quarter, as over 59,000 new subscribers brought the total to 291,000 at September 30, 2007. The growth of ADSL and satellite TV resulted in a significant increase in sales of equipment, up 249%.

Excluding depreciation and amortization, Operating expenses were roughly unchanged in Q3'07 compared to the same quarter last year. Higher advertising expenses related to newly launched services and increased Cost-of-Goods-Sold as a result of higher sales of customer premise equipment were offset by reduced redundancy payments as well as lower payments to domestic operators and provisions.

Operating Income before Depreciation & Amortization declined by 17.3% in Q3'07, as a result of lower operating revenues. The 78.3% reduction in Operating Income, combined with FX losses and a near doubling of RomTelecom's share in the loss of Cosmote Romania compared to Q3'06, yielded a net loss of €1.7mn.

With 12,304 employees at September 30, 2007, headcount was little changed from the level at 2006 year end.

Several projects and initiatives are implemented to address the aggressive competitive environment:

➢

Successful deployment of satellite television services contributes to the repositioning of RomTelecom as a full telecom and media services provider;

➢

The new tariff scheme implemented in late May continues to be well received by residential customers;

➢

Efforts to retain existing customers, a top management priority coordinated under the "Customer First" program, include the implementation of new commercial packages, proactive customer communications, improved call centers and new-concept shops; they have resulted in a significant reduction in gross churn;

➢

More attractive ADSL offers and new options with calls to Cosmote mobile numbers consolidate the RomTelecom’s residential products portfolio.

4. OTENET

OTEnet, the Internet and IP services subsidiary of OTE, offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies. Revenues in Q3’07 were €30.4mn, up 11.3% from Q3’06. The company is in the process of being absorbed by OTE SA.

5.  EVENTS OF THE QUARTER

OTE COMPLETES THE BROADBAND ROADSHOW

On July 4, 2007, OTE announced the successful completion of its nationwide broadband roadshow, "OTE on the Broadband". With the main objective to educate and engage the interest of citizens across Greece on internet and broadband services, the mobile information unit of OTE visited 33 locations from July to September 2006 and from May to June 2007, covering most regions of Greece.

THE NATIONAL REGULATORY AUTHORITY (EETT) IMPOSES FINES TO OTE

On July 30, 2007, OTE announced that it had been notified by the Greek telecommunications regulator, EETT, of its intention to impose a series of fines on OTE for alleged anti-competitive behavior. In aggregate, the fines totaled €27.4mn. OTE claimed that those allegations were without merit and took legal action against them.

OTE ANNOUNCES NEW RETAIL PACKAGES AND SERVICES

On September 5, 2007, OTE announced the introduction of new retail offerings, available from September 12, 2007, offering increased value through various flat rate packages.

PARTICIPATION OF MARFIN INVESTMENT GROUP (MIG) IN OTE SA’s SHARE CAPITAL

On September 18, 2007, OTE announced that it was informed by Marfin Investment Group that its participation in OTE SA’s share capital and in the corresponding voting rights reached 10.805%.

APPOINTMENT OF NEW MANAGING DIRECTOR OF COSMOTE

On September 26, 2007, the Board of Directors of Cosmote accepted the resignation of Evangelos Martigopoulos, the company’s Managing Director.  He was replaced by Michael Tsamaz, who joined the OTE Group in 2001 as Executive Vice President of OTE International Investments and had been Managing Director of OTE Globe since April 2006. Prior to OTE, Mr Tsamaz worked at Vodafone Greece, first as Commercial Director, then as General Director, Commercial and Administrative. Mr Tsamaz, 48, began his career with Philip Morris Europe S.A, where he held a number of positions in Greece and abroad.

6.  SUBSEQUENT EVENTS

EXTRAORDINARY SHAREHOLDERS MEETING

On November 8, 2007, the Extraordinary General Meeting of OTE shareholders approved an amended version of OTE's share repurchase program as well as amendments to the company's Articles of Association, reflecting recent changes to Greek Corporate Law.

VOLUNTARY PUBLIC OFFER FOR COSMOTE

On November 9, 2007, OTE announced its intention to proceed with a voluntary cash public offer for the 32.2% interest in the share capital of its listed mobile telephony subsidiary, Cosmote SA, that it did not already own, at a price of €26.25 per share. The transaction is financed through a 12-month (plus three-month extension option) bridge facility provided by four major international banks under favorable terms. The Company intends to refinance this bridge facility in the bond markets in the coming months.  Immediately following the announcement of the public offer, Moody’s and S&P reaffirmed the ratings of OTE. Following the completion of the bond refinancing, OTE expects the Group's Debt/EBITDA ratio to initially increase from 1.1x to approximately 2x, comparable to the leverage levels of other major European integrated operators.

Since the announcement of the voluntary public offer, OTE has been purchasing Cosmote shares in the open market.  As at November 27, OTE held 88.55% of Cosmote’s share capital.

Pending approval from the Greek Capital Markets Committee, expected in the coming days, the public offer should be open for a period of four to eight weeks.

The acquisition of full control over Cosmote is in line with the OTE Group’s strategy to better coordinate its activities across the telecommunications spectrum, thereby enhancing its competitiveness and rationalizing its distribution infrastructure.  In addition, OTE will gain direct access to Cosmote’s cash flow, enabling it to effectively manage its balance sheet structure.

IORDANIS AIVAZIS ELECTED NEW MEMBER OF COSMOTE’s BoD

On November 26, 2007, Cosmote’s Board of Directors elected Iordanis Aivazis, OTE Chief Operating Officer, as a new member in replacement of Yiannis Sarantitis, who tendered his resignation. According to the company’s Articles of Association, Mr Aivazis’s election will be submitted for approval to the next AGM.

MARFIN INVESTMENT GROUP (MIG) IN OTE SA’s SHARE CAPITAL

On November 27, 2007, OTE announced that it was informed by Marfin Investment Group that its participation in OTE SA’s share capital and in the corresponding voting rights reached 17.0735%.

7. OUTLOOK

In the coming quarters, OTE will actively pursue the integration of its telecommunications activities in order to strengthen its competitive positioning and take advantage of opportunities made possible by the growing convergence of voice, mobile and data traffic.  In addition, management expects to reduce its exposure to non-core activities, notably through the sale of its directories business, and to unlock value from its real estate assets.  Management also expects to intensify the speed and scope of its cost-reduction measures, notably through cross-sector initiatives in such areas as call centers and retail distribution.  In the fourth quarter of 2007, the revenue trends that have prevailed throughout the year should continue, while operating expenses should be positively impacted by employee departures in Greek fixed-line, in particular.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

             Christina Hadjigeorgiou - Financial Analyst

                         Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2006 filed with the SEC on June 28, 2007. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Condensed Consolidated Balance Sheets as of September 30, 2007 and December 31, 2006 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months and nine months ended September 30, 2007 and 2006 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months and nine months ended September 30, 2007 and 2006 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the three quarters and nine months ended September 30, 2007 (Under IFRS)

V.

Group Revenues for the three months and nine months ended September 30, 2007 and 2006 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

International Assets

VIII.

OTEnet

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(€ mn)	Sep 2007	Dec 2006
ASSETS	(Unaudited)

Non - current assets:
Telecommunication property, plant and equipment	6,499.1	6,583.5
Goodwill	541.1	540.8
Telecommunication licenses	394.0	384.2
Investments	158.2	158.7
Advances to pension funds	237.3	188.1
Deferred taxes	83.3	127.4
Other non-current assets	711.9	709.7
Total non - current assets	8,624.9	8,692.4

Current assets:
Materials and supplies	196.9	205.4
Accounts receivable	1,187.5	1,160.5
Other current assets	429.0	447.8
Cash and cash equivalents	1,572.4	2,042.5
Total current assets	3,385.8	3,856.2

TOTAL ASSETS	12,010.7	12,548.6

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,171.5
Paid-in surplus	485.9	485.9
Legal reserve	283.3	283.3
Retained earnings	1,899.3	1,724.1
	3,840.0	3,664.8
Minority interest	1,251.2	1,223.9

Total equity	5,091.2	4,888.7

Non – current liabilities:
Long-term debt	4,004.5	4,037.3
Reserve for staff retirement indemnities	208.9	198.5
Reserve for voluntary retirement program	378.3	361.4
Reserve for Youth Account	275.7	277.3
Other non – current liabilities	253.4	126.9
Total non – current liabilities	5,120.8	5,001.4

Current liabilities:
Accounts payable	843.6	938.0
Short-term borrowings	6.7	25.2
Current maturities of long-term debt	31.6	528.0
Income taxes payable	91.0	142.0
Deferred revenue	182.4	196.2
Dividends payable	4.1	3.7
Reserve for voluntary retirement program	105.1	316.7
Other current liabilities	534.2	508.7
Total current liabilities	1,798.7	2,658.5

TOTAL EQUITY AND LIABILITIES	12,010.7	12,548.6

Movement in OTE Group Shareholders’ equity

2007
(Unaudited)

Shareholders' equity, January 1	4,888.7
Profit for the period	541.8
Dividends declared	(350.8)
Net income recognized directly in equity	11.5
202.5

Shareholders' equity, September 30	5,091.2

EXHIBIT II – CONDENSED CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Prepared under IFRS for the three months and nine months ended September 30, 2007 and 2006 (€ mn)

	Q3'07	Q3'06%		9M'07	9M'06%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Domestic Telephony	497.1	557.4	-10.8%	1,540.4	1,698.9	-9.3%
International Telephony	79.7	92.6	-13.9%	227.8	268.5	-15.2%
Mobile Telephony	595.9	548.4	8.7%	1,641.2	1,490.9	10.1%
Other	455.0	285.5	59.4%	1,278.2	844.2	51.4%
Total Revenues	1,627.7	1,483.9	9.7%	4,687.6	4,302.5	9.0%

Operating Expenses:
Payroll and employee benefits	(301.8)	(278.0)	8.6%	(921.1)	(931.1)	-1.1%
Voluntary retirement costs	0.0	49.8	-100.0%	(22.1)	49.8
Payments to international operators	(57.5)	(54.4)	5.7%	(162.0)	(152.2)	6.4%
Payments to domestic telephony operators	(167.8)	(183.3)	-8.5%	(486.8)	(546.0)	-10.8%
Depreciation and amortization	(294.0)	(274.6)	7.1%	(864.8)	(838.9)	3.1%
Cost of telecommunications equipment	(177.6)	(48.7)	264.7%	(475.7)	(158.5)	200.1%
Other operating expenses	(309.8)	(291.2)	6.4%	(922.8)	(856.3)	7.8%
Total Operating Expenses	(1,308.5)	(1,080.4)	21.1%	(3,855.3)	(3,433.2)	12.3%

Operating Income	319.2	403.5	-20.9%	832.3	869.3	-4.3%
Other income / (expense):
Interest income	17.9	20.1	-10.9%	58.3	48.8	19.5%
Interest expense	(57.0)	(48.8)	16.8%	(163.8)	(137.9)	18.8%
FX gain/(loss), net	(22.0)	3.0		0.7	3.2	-78.1%
Financial net	(61.1)	(25.7)	137.7%	(104.8)	(85.9)	22.0%
Dividends	0.0	0.0	-	16.4	22.5	-27.1%
Investment income/(loss)/Gain on sale of investment	2.0	0.3	566.7%	14.8	6.1	142.6%
Total Other income / (expense)	(59.1)	(25.4)	132.7%	(73.6)	(57.3)	28.4%

Profit before income taxes	260.1	378.1	-31.2%	758.7	812.0	-6.6%

Income taxes	(68.5)	(99.8)	-31.4%	(216.9)	(246.0)	-11.8%

Profit for the period	191.6	278.3	-31.2%	541.8	566.0	-4.3%

Attributable to:
Equity holders of the parent	155.5	223.6	-30.5%	433.0	445.5	-2.8%
Minority interest	36.1	54.7	-34.0%	108.8	120.5	-9.7%
	191.6	278.3	-31.2%	541.8	566.0	-4.3%

EXHIBIT III – GROUP OTHER OPERATING EXPENSE ANALYSIS

(€ mn)	Q3’07	Q3’06	% Change	9M’07	9M’06	% Change
Commission to dealers	60.0	57.3	4.7%	164.2	154.6	6.2%
Repairs, maintenance, cost of materials	51.0	43.1	18.3%	152.5	136.9	11.4%
Provision for doubtful accounts	26.8	21.9	22.4%	70.7	71.0	-0.4%
Advertising	46.1	45.0	2.4%	147.5	121.6	21.3%
Taxes other than income taxes	13.3	13.1	1.5%	42.4	34.5	22.9%
Other	112.6	110.8	1.6%	345.5	337.7	2.3%
TOTAL	309.8	291.2	6.4%	922.8	856.3	7.8%

EXHIBIT IV – CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

 Prepared under IFRS for the three quarters and nine months ended September 30, 2007 (€ mn)

	Q1'07	Q2'07	Q3'07	9M'07
Cash Flows from Operating Activities:
Profit before taxes	241.2	257.4	260.1	758.7
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	279.3	291.5	294.0	864.8
Provisions for voluntary retirement	22.1	-	0.0	22.1
Provisions	47.3	57.1	51.4	155.8
Investments and financial income/loss	(38.3)	(54.0)	2.1	(90.2)
Amortization of advances to pension funds	8.8	8.8	8.8	26.4
Interest expense	57.4	49.4	57.0	163.8

Adjustments for working capital movements related to operating activities
Decrease/(increase) in materials and supplies	(2.5)	(14.5)	25.5	8.5
Decrease/(increase) in accounts receivable	(51.9)	(68.0)	(40.1)	(160.0)
(Decrease)/increase in liabilities	(183.7)	(73.3)	(89.9)	(346.9)
Minus:
Interest paid	(46.3)	(31.9)	(80.5)	(158.7)
Income taxes paid	(12.8)	(70.4)	(144.5)	(227.7)
Net Cash provided by Operating Activities	320.6	352.1	343.9	1,016.6

Cash Flows from Investing Activities:
Acquisition of subsidiary or associate, net of cash acquired	(19.3)	(11.8)	(11.3)	(42.4)
Loans granted	(53.6)	(34.3)	(23.8)	(111.7)
Purchase of property, plant and equipment or intangible assets	(223.2)	(244.1)	(230.8)	(698.1)
Proceeds from sale of investment	6.3	28.5	33.9	68.7
Other long-term liabilities	144.5	-	0.0	144.5
Interest received	13.7	13.7	8.7	36.1
Dividends received	-	6.3	0.3	6.6
Net Cash used in Investing Activities	(131.6)	(241.7)	(223.0)	(596.3)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for issuance of subsidiary's share capital	12.6	-	0.0	12.6
Repayment of long-term debt and short-term borrowings	(519.6)	(9.1)	(23.3)	(552.0)
Dividends paid	(0.4)	(82.1)	(268.5)	(351.0)
Net Cash provided/(used in) by Financing Activities	(507.4)	(91.2)	(291.8)	(890.4)

Net Increase/(Decrease) in Cash and Cash Equivalents	(318.4)	19.2	(170.9)	(470.1)
Cash and Cash equivalents at beginning of period	2,042.5	1,724.1	1,743.3	2,042.5
Cash and Cash Equivalents at end of period	1,724.1	1,743.3	1,572.4	1,572.4

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Prepared under IFRS for the three months and nine months ended September 30, 2007 and 2006 (€ mn)

	Q3’07	Q3’06	% Change	9M’07	9M’06	% Change
Domestic Telephony:
Basic monthly rentals	247.5	253.0	-2.2%	750.5	738.3	1.7%
Local and long distance calls
-Fixed to fixed	130.3	161.8	-19.5%	433.7	532.2	-18.5%
-Fixed to mobile	96.4	119.3	-19.2%	288.2	360.6	-20.1%
	226.7	281.1	-19.4%	721.9	892.8	-19.1%
Other	22.9	23.3	-1.7%	68.0	67.8	0.3%
Total Domestic Telephony	497.1	557.4	-10.8%	1,540.4	1,698.9	-9.3%

International Telephony:
International traffic	27.6	32.8	-15.9%	82.6	102.1	-19.1%
Payments from International mobile operators	14.9	12.3	21.1%	37.1	30.9	20.1%
	42.5	45.1	-5.8%	119.7	133.0	-10.0%
Payments from International operators	37.2	47.5	-21.7%	108.1	135.5	-20.2%
Total International Telephony	79.7	92.6	-13.9%	227.8	268.5	-15.2%

Mobile Telephony	595.9	548.4	8.7%	1,641.2	1,490.9	10.1%

Other Revenues:
Prepaid cards	20.5	28.4	-27.8%	60.2	75.7	-20.5%
Directories	14.0	13.6	2.9%	42.3	42.2	0.2%
Leased lines and data communications	68.2	71.8	-4.9%	200.7	198.7	1.0%
ISDN, connection & monthly charges	40.1	40.5	-1.0%	123.9	119.9	3.3%
Sales of telecommunication equipment	185.4	35.0	429.7%	477.5	120.3	296.9%
Internet services-ADSL	57.6	34.4	67.2%	161.7	91.4	76.9%
Services rendered	16.8	15.3	9.8%	59.8	46.8	27.8%
Interconnection charges	33.1	24.1	37.3%	80.0	85.1	-6.0%
Miscellaneous	19.3	22.4	-13.4%	72.1	64.1	12.5%
Total Other Revenues	455.0	285.5	59.4%	1,278.2	844.2	51.4%

Total Revenues	1,627.7	1,483.9	9.7%	4,687.6	4,302.5	9.0%

EXHIBIT VI – SEGMENT REPORTING (9M 2007)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Prepared under IFRS, for the nine months ended Sep 30, 2007
(€ mn)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,135.0		400.0	7.5	1,542.5
International Telephony	147.4		87.0	6.4	240.8
Mobile Telephony	0.0	1,783.3	0.0	0.0	1,783.3
Other	704.1	467.7	162.0	327.6	1,661.4
Total Revenues	1,986.5	2,251.0	649.0	341.5	5,228.0	(540.4)	4,687.6

Intersegment Revenues	(194.1)	(133.2)	(20.4)	(192.7)	(540.4)

Revenue from External Customers	1,792.4	2,117.8	628.6	148.8	4,687.6		4,687.6

Operating Expenses:
Payroll and employee benefits	(533.2)	(153.3)	(166.9)	(67.2)	(920.6)	(0.5)	(921.1)
Voluntary retirement costs	(22.1)				(22.1)		(22.1)
Payments to international operators	(110.6)	(27.2)	(19.4)	(40.6)	(197.8)	35.8	(162.0)
Payments to domestic telephony operators	(245.0)	(292.2)	(70.8)	(1.6)	(609.6)	122.8	(486.8)
Depreciation and amortization	(380.5)	(268.5)	(181.2)	(35.2)	(865.4)	0.6	(864.8)
Cost of equipment & prepaid cards	(77.3)	(427.3)	(17.1)	(12.4)	(534.1)	58.4	(475.7)
Other operating expenses	(372.2)	(605.6)	(133.1)	(132.9)	(1,243.8)	321.0	(922.8)
Total Operating Expenses	(1,740.9)	(1,774.1)	(588.5)	(289.9)	(4,393.4)	538.1	(3,855.3)

Operating Income	245.6	476.9	60.5	51.6	834.6	(2.3)	832.3

Operating income before depreciation and amortization	626.1	745.4	241.7	86.8	1,700.0	(2.9)	1,697.1
as % of Operating revenues	31.5%	33.1%	37.2%	25.4%	32.5%		36.2%

EXHIBIT VI – SEGMENT REPORTING (9M 2006)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Prepared under IFRS, for the nine months ended Sep 30, 2006
(€ mn)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	1,198.8		451.4	51.3	1,701.5
International Telephony	142.9		97.3	34.1	274.3
Mobile Telephony		1,575.1		39.6	1,614.7
Other	715.1	55.5	116.3	254.3	1,141.2
Total Revenues	2,056.8	1,630.6	665.0	379.3	4,731.7	(429.2)	4,302.5

Intersegment Revenues	(156.2)	(128.8)	(13.5)	(130.7)	(429.2)

Revenue from External Customers	1,900.6	1,501.8	651.5	248.6	4,302.5		4,302.5

Operating Expenses:
Payroll and employee benefits	(587.8)	(98.6)	(174.9)	(68.6)	(929.9)	(1.2)	(931.1)
Voluntary retirement costs	49.8				49.8		49.8
Payments to international operators	(101.4)	(24.6)	(19.6)	(11.2)	(156.8)	4.6	(152.2)
Payments to domestic telephony operators	(280.1)	(293.5)	(77.8)	(13.9)	(665.3)	119.3	(546.0)
Depreciation and amortization	(396.3)	(225.5)	(165.9)	(53.7)	(841.4)	2.5	(838.9)
Cost of equipment & prepaid cards	(108.1)	(53.5)	(9.6)	(4.6)	(175.8)	17.3	(158.5)
Other operating expenses	(357.5)	(517.3)	(123.3)	(145.5)	(1,143.6)	287.3	(856.3)
Total Operating Expenses	(1,781.4)	(1,213.0)	(571.1)	(297.5)	(3,863.0)	429.8	(3,433.2)

Operating Income	275.4	417.6	93.9	81.8	868.7	0.6	869.3

Operating income before depreciation and amortization	671.7	643.1	259.8	135.5	1,710.1	(1.9)	1,708.2
as % of Operating revenues	32.7%	39.4%	39.1%	35.7%	36.1%		39.7%

EXHIBIT VII - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the nine months ended September 30 2007,
in accordance with IFRS (€ thousand)

9M 2007
(Unaudited)
Basic monthly rentals	239,445
Domestic Telephony calls	160,580
Domestic Telephony	400,025
International Telephony	86,998
Other Revenues	161,951
Total Operating Revenues	648,974

Personnel (inc Voluntary Redundancy)	(166,504)
Other operating expenses	(240,441)
Depreciation and Amortization	(208,488)
Total Operating expenses	(615,833)

Operating income	33,141

Financial, net	(11,328)

Income before provision for income taxes	21,813

Provision for Income taxes	(2,314)

Net income	19,499

EXHIBIT VIII - OTEnet

OTE has a 95.3% stake in OTEnet, which is fully consolidated. OTEnet’s key financial figures are stated below:

OTEnet

Highlights prepared under IFRS

for the three months and nine months ended September 30, 2007 and 2006

(€ mn)	Q3’07	Q3’06	% Change	9M’07	9M’06	% Change
Revenues	30.4	27.3	11.3%	90.7	81.0	12.0%
Operating Income before Depreciation & amortization	2.4	1.2	100%	6.7	5.5	21.8%
Operating Income before Depreciation & Amortization as % of Operating Revenues	7.8%	4.2%	3.6pp	7.4%	6.8%	0.6pp

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended September 30, 2007 and 2006
OTE	Q3'07	Q3' 06	% Change
PSTN lines	4,634,697	4,798,244	-3.4%
ISDN, 64kb equiv. lines	1,368,724	1,379,072	-0.8%
Total lines	6,003,421	6,177,316	-2.8%

ADSL subscribers	756,451	373,633	102.5%
Unbundled local loops	190,251	13,463	1313.1%

COSMOTE (Greece)
Pre-paid sub.	3,970,518	3,210,173	23.7%
Contract sub.	1,968,848	1,813,764	8.6%
Total subscribers	5,939,366	5,023,937	18.2%

AMC
Total subscribers	1,135,447	900,965	26.0%

GLOBUL
Total subscribers	3,657,250	2,881,499	26.9%

COSMOFON
Total subscribers	540,861	450,321	20.1%

COSMOTE ROMANIA
Total subscribers	2,818,059	669,685	320.8%

Employees:
-OTE	11,560	10,965	5.4%
-COSMOTE (Greece)	2,204	2,145	2.8%
-RomTelecom	12,304	12,667	-2.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: November 29, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Operating Officer